FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                  29 March 2004

                             INTERNATIONAL POWER plc
                               (Registrant's name)


                                  Senator House
                            85 Queen Victoria Street
                                 London EC4V 4DP
                                     England
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

             Form 20-F.........X........Form 40-F.................

           Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                        Yes.............No......X.......

               If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                          International Power plc

               International Power (Cayman) Limited Announces
                 the Expiration of the Tender Offer Period

(29 March 2004) International Power (Cayman) Limited (the "Company") announces that the offer period in relation to the Company's tender offer (the "Offer") announced on 22 March 2004, expired at 5:00 pm London time on 26 March 2004. The Company received tenders and consents from holders of GBP 52,220,000 aggregate principal amount, or 50.46% of the aggregate principal amount, of outstanding 2% Senior Convertible Notes due 2005 (the "Notes"), and therefore the offer became unconditional.

Payment for Notes accepted by the Company is expected to be made on 31 March
2004.

                                    --ends--




                                                INTERNATIONAL POWER plc
                                                (Registrant)


                             By: /s/ Stephen Ramsay
                            --------------------------------------------
                             Stephen Ramsay, Company Secretary